SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE ANNOUNCES CLOSING OF THIRD AND FINAL

TRANCHE OF PRIVATE PLACEMENT

June 30, 2017

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC – Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQX: SNIPF; TSX Venture: SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, is pleased to announce that the Company has completed the third and final tranche (the “Final Tranche”) of the CAD $4,500,000 non-brokered private placement announced by the Company in its press release dated May 5, 2017 (the “Financing”).

The Final Tranche is comprised of 2,347,000 common shares (the “Shares”) at a price of CAD $0.10 per Share for additional gross proceeds of CAD $234,700. Together with the proceeds raised under the first and second tranche of the Financing, as set out in the press releases dated May 19, 2017 and June 26, 2017, the Company has raised the entire CAD $4,500,000 of the Financing, and hereby closes the Financing.

Certain insiders and directors of the Company participated in the Final Tranche and acquired an additional 500,000 Shares for gross proceeds of CAD$50,000. A breakdown of the Financing follows:

Officers & all Directors:

CAD $521,500

Lark Investments Inc (Control Person):

CAD $2,500,000

Existing and New Investors:

CAD $1,478,500

TOTAL:

CAD $4,500,000

The net proceeds raised through the Financing will be used for sales & marketing and general working capital purposes.

“As mentioned in our June 26 Press Release, the response to the Financing has been very reaffirming, with the Company having to turn away committed investors. In particular, we are honored by the faith placed in us by our largest shareholder Lark Investments, Inc., all of the directors, and many of the officers of Snipp,” said Atul Sabharwal, the CEO of the Company. “The closing of the Financing, checks a very crucial strategic box and should provide us with adequate financing to reach profitability, while we continue to grow our revenue and cut costs. Having recently completed a very extensive 1.5 year product development phase, we are now concentrating our efforts on marketing and selling our full suite of industry leading solutions into a large and relatively untapped marketplace.”

The four-month hold period for all Shares issued under the Final Tranche will expire on October 30, 2017 in accordance with Canadian securities laws.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward- looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.